UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
CRISPR THERAPEUTICS AG
(Name of Issuer)
Common Shares, par value CHF 0.03 per share
(Title of Class of Securities)
H17182108
(CUSIP Number)
Michael Parini Vertex Pharmaceuticals Incorporated 50 Northern Avenue Boston, Massachusetts 02210 (617) 341-6100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 6, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H17182108	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vertex Pharmaceuticals Incorporated (“Vertex US”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,380,940 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,380,940 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,380,940 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Amount consists of 5,380,940 Common Shares held by Vertex Europe. Vertex US may be deemed to have beneficial ownership over such shares since Vertex Europe is an indirect wholly-owned subsidiary of Vertex US.

(2) The ownership percentage has been calculated on the basis of 52,878,459 Common Shares outstanding as of April 12, 2019, as reported in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 30, 2019.

CUSIP No. H17182108	13D	Page 3 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vertex Pharmaceuticals (Europe) Limited (“Vertex Europe”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,380,940
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,380,940

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,380,940
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) The ownership percentage has been calculated on the basis of 52,878,459 Common Shares outstanding as of April 12, 2019, as reported in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 30, 2019.

CUSIP No. H17182108	13D	Page 4 of 5 Pages

Item 1.  Security and Issuer.
This Amendment No. 3 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 21, 2018, as subsequently amended by Amendment No. 1 filed on December 26, 2018 and Amendment No. 2 filed on December 28, 2018 (the “Schedule 13D”) with respect to the common shares, par value CHF 0.03 per share, of CRISPR Therapeutics AG, which is organized under the laws of Switzerland (the “Company”). The principal business address of the Company is Baarerstrasse 14, 6300 Zug, Switzerland. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended and supplemented by the addition of the following:
Vertex US and Vertex Europe (together, “Vertex”) entered into a Standstill Agreement, dated June 6, 2019, with the Company on customary terms, pursuant to which, among other customary provisions, Vertex agreed not to acquire, directly or indirectly, any equity securities of the Company if such acquisition would increase Vertex’s beneficial ownership percentage of the Company’s equity securities to 12% or more.
The description of the Standstill Agreement is qualified entirely by reference to such agreement as an Exhibit to this Schedule 13D.
Item 7.  Material to be Filed as Exhibits.
Item 7 is hereby amended and supplemented to add the following exhibit:
Exhibit 4	Standstill Agreement, made and entered into as of June 6, 2019, by and between CRISPR Therapeutics AG, Vertex Pharmaceuticals Incorporated and Vertex Pharmaceuticals (Europe) Limited.

CUSIP No. H17182108	13D	Page 5 of 5 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VERTEX PHARMACEUTICALS INCORPORATED

/s/ Michael Parini
Michael Parini
EVP, Chief Legal and Administrative Officer
June 7, 2019

VERTEX PHARMACEUTICALS (EUROPE) LIMITED

/s/ Klas Holmlund
Klas Holmlund
Director
June 7, 2019